UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number 1-11607
DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE
UTILITY WORKERS UNION OF AMERICA
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279
(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 26, 2009
To the Participants, Benefit Plan Administration Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
     Local 223 of the Utility Workers Union of America
Detroit, Michigan
We have audited the accompanying statements of net assets available for benefits of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3, effective January 1, 2008, the Plan has adopted the fair value measurement and disclosure provisions contained in Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.”
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ George Johnson & Company
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Statement of Net Assets Available for Benefits

	December 31
(Thousands)	2008	2007
ASSETS
Investment in DTE Energy Master Plan Trust (Note 5)	$298,219	$419,308

Loans due from Participants	17,986	17,857

NET ASSETS AVAILABLE FOR BENEFITS	$316,205	$437,165

See accompanying Notes to Financial Statements

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2008

(Thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Dividends and interest	$9,986
Interest on loans to Participants	1,050

11,036

Contributions:
Employer	7,153
Participants	17,130

24,283

Total Additions	35,319

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments in the DTE Energy Master Plan Trust	(105,732)
Distributions and withdrawals	(30,609)
Administrative fees	(81)
Transfers of assets between sponsored plans (net)	(19,857)

Total Deductions	(156,279)

NET DECREASE	(120,960)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	437,165

End of year	$316,205

See accompanying Notes to Financial Statements

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
NOTE 1 — PLAN DESCRIPTION
The following description of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of Detroit Edison Company (Company), DTE Energy Corporate Services, LLC, Michigan Consolidated Gas Company (MichCon) — Gas, and Transmission and Storage Operations (T&SO) or a DTE Energy Company non-regulated business (Participating Affiliates) represented by Local 223 of the Utility Workers Union of America are able to participate in the Plan as soon as administratively practical upon hire (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
DTE Energy Corporate Services, LLC, as the Plan sponsor, has delegated responsibility for the investment aspects of the Plan to the Investment Committee and for the administration of the Plan to the Benefit Plan Administration Committee (BPAC).
Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.
Contributions
A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee Contributions) and, if applicable, a catch-up contribution basis (Catch-Up Contributions). Participants age 50 or older are eligible to make pre-tax Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414 (v) of the Internal Revenue Code Section of 1986, as amended (IRC). Participants may contribute up to 100 percent of eligible compensation (defined in the Plan), on a combined Tax Deferred Contributions, Employee Contributions, and Catch-Up Contributions (if applicable) basis, after required withholdings and voluntary payroll deductions. Tax Deferred Contributions, Employee Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover, beginning May 1, 2008 (Direct Rollover Contributions).
Effective May 1, 2008, Participants are able to make Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions. These contributions must be aggregated with a Participant’s Tax Deferred Contributions and Catch-Up Contributions, respectively, when applying the IRC limit on the amount of pre-tax and Catch-Up contributions that are permitted for a year.
The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation annually. In the event a Participant’s Tax Deferred Contributions reach the maximum

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions. If a Participant’s total annual additions (Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions and Company Contributions) reach the IRC limit for the Plan year, the Participant’s contributions will be stopped or refunded, as applicable.
After the Participant completes six months of service, the Company makes contributions as follows:
•	For Detroit Edison Participants Company Contributions are 75 percent of the first 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions and 50 percent of the next 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8 percent of basic compensation.

•	For MichCon Gas Participants hired prior to August 3, 2004 and MichCon T&SO Participants hired prior to November 1, 2004, the Company Contributions are 100 percent up to the first 5 percent of the aggregate of a Participant’s Tax Deferred Contributions and Employee Contributions for Participants who have at least six months of service but less than 23 years of service. For Participants who have completed 23 or more years of service, the Company Contributions are increased to 6 percent as long as the aggregate of the Participant’s Tax Deferred Contribution and Employee Contributions are at least 6 percent.

•	For MichCon Gas Participants hired on or after August 3, 2004 and MichCon T&SO Participants hired on or after November 1, 2004, the Company Contributions are 75 percent of the first 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions and 50 percent of the next 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8 percent of basic compensation.

•	For Participating Affiliate employees, the Participating Affiliate will contribute $1 to a Participant’s Plan account for each $1 the Participant contributes, but not more than 4 percent of the Participant’s eligible compensation. The Participating Affiliate will contribute $0.50 for each $1 the Participant contributes on the next 4 percent of eligible compensation. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8 percent of basic compensation.
Catch-Up Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.
While the Company has made its contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company’s consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, including eligible Direct Rollover Contributions, allocations of the Company Contributions and Plan earnings. Allocations are based on Participant earnings or account balances, as defined. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Company Contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.
Vesting
A Detroit Edison Participant or MichCon Participant vests in all Company Contributions on a graded five-year schedule (for Participants hired before August 1, 2004 or November 1, 2004, as applicable) or a graded six-year schedule (for Participants hired on or after August 1, 2004 or November 1, 2004, as applicable), with Participants being 20 percent vested after completing two years of service. In addition, a Participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company’s Long Term Disability Benefits Plan, or (c) death.
A Participating Affiliate employee is fully vested in Company Contributions immediately.
Employee Contributions, Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions are fully vested at all times.
Investment Options
Participants may elect to have their Employee Contributions, Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis. Participants may change their investment direction and amount of future contributions effective with the next payroll period.
•	For Detroit Edison employees, prior to January 1, 2008, 100 percent of Company Contributions were required to be invested in the restricted DTE Energy Stock Fund until they matured. Company Contributions matured on January 1 of the second calendar year following the calendar year during which they were contributed to the Plan. Effective January 1, 2008, the restriction to keep Company Contributions invested in the DTE Energy Stock Fund until maturity was lifted and this amount may be redirected to another investment at any time.

•	For MichCon Participants prior to January 1, 2008, 100 percent(60% for MichCon Gas Participants hired prior to August 3, 2004) of Company Contributions were required to be invested in the restricted DTE Energy Stock Fund until they matured, Company Contributions made in DTE Energy common stock could not be redirected to another investment fund in the Plan until after one full calendar year following the year in which the contribution was made.

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
Effective January 1, 2008, the restriction to keep Company Contributions invested in the DTE Energy Stock Fund for one full calendar year following the year in which the Company Contributions were made was lifted and this amount may be redirected to another investment at any time. In addition, effective January 1, 2008 for MichCon Gas Participants hired prior to August 3, 2004, the percentage of Company Contributions required to be invested in the DTE Energy Stock Fund was increased from 60% to 100%.

•	For Participating Affiliate Participants, the Company Contributions on 100 percent of the first 4 percent of eligible compensation will be invested in restricted shares in the restricted DTE Energy Stock Fund and the Company Contributions on the next 4 percent of eligible compensation will be invested in the unrestricted DTE Energy Stock Fund and may be redirected to another investment option at any time. Company contributions for a Plan year that are invested in restricted stock may be redirected to another investment fund in the Plan when they are mature, that is, after one full calendar year following the year in which the contribution was made.
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP in a Participant’s account may be paid out in cash to the Participant (at the Participant’s election) within 90 days of the end of the previous Plan year.
The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately disclosed in Note 6.
Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.
A Participant’s interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.
Transfers
Net transfers represent Participants transferring between different plans of the affiliated group due to a change in employment status.
Administrative and Brokerage Fees
Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100 percent of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administering the Plan.

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
Forfeited Accounts
During 2008 and 2007, approximately $11,000 and $16,000 of forfeited nonvested accounts were used to reduce Company Contributions.
Distributions, Withdrawals and Loans
Distributions of Tax Deferred Contributions will be made only upon retirement or disability as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses for the Participant’s deceased parent, spouse, child or dependents, or (f) payment of expenses for the repair of damage to the Participant’s principal residence due to casualty loss.
•	Detroit Edison, MichCon Gas Participants hired on or after August 3, 2004 and Participating Affiliate Participants may borrow funds from their accounts attributable to Employee Contributions, Tax Deferred Contributions, Catch-up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions, and Roth 401(k) Catch-Up Contributions no more frequently than once during any calendar year and cannot have more than five loans outstanding at one time, only one of which can be a principal residence loan. Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of five years for a general purpose loan, and 25 years for principal residence loans, at fixed rates of interest determined monthly based on an average of the interest rates charged by local lending institutions for similar types of loans at a minimum of $1,000 up to the lesser of:
o	$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

o	50 percent of the Participant’s Account at the time the loan is made.
•	MichCon Gas Participants hired prior to August 3, 2004 may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee Contributions, Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions no more frequently than once during any calendar year and cannot have more than two loans outstanding at one time, only one of which can be a principal residence loan. Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of one to five years, and for principal residence loans up to 15 years, at a fixed rate, updated quarterly, at the prime interest rate plus 2 1/2 percent (up to the nearest 1/2 percent) at a minimum of $500 up to the lesser of:

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
o	$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

o	50 percent of the Participant’s Account at the time the loan is made.
•	MichCon T&SO Participants may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee Contributions, Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions no more frequently than once during any calendar year and cannot have more than two loans outstanding at one time, only one of which can be a principal residence loan. Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of one to five years, and for principal residence loans up to 25 years, at a fixed rate, updated monthly, at the prime interest rate plus 1 percent at a minimum of $1,000 up to the lesser of:
o	$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

o	50 percent of the Participant’s Account at the time the loan is made.
Proceeds for any loan are obtained through the pro rata liquidation of the Participant’s account, then transferred to the Participant’s loan account and thereupon paid in cash to the Participant by the Trustee. Loan repayments of principal and interest are invested as received according to the Participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair market value. Participant loans receivable are valued at cost, which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in fair value are included in the Statement of Changes in Net Assets Available for Benefits.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The DTE Energy Stock Fund recognizes gains and losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The DTE Energy Master Plan Trust (Master Trust) invests in various securities, including government securities and bonds, corporate debt instruments, stocks, investment partnerships, and derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
NOTE 3 — FAIR VALUE
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. It emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Effective January 1, 2008, the Plan adopted SFAS No. 157.
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.
SFAS No. 157 establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. SFAS No. 157 requires that assets and liabilities be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. SFAS 157 defines fair value based on the following levels:
•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.

•	Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•	Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.
As of December 31, 2008, $17,986,000 of Loans Due from Participants specific to the Plan are classified as Level 3 investments in accordance with SFAS 157. See Note 5 for a reconciliation of Master Trust investments measured at fair value.
The following table presents the reconciliation of Level 3 investments:

(Thousands)
Investment balance as of January 1, 2008	$17,857
Purchases, sales, and issuances, net	129

Investment balance as of December 31, 2008	$17,986

NOTE 4 — FEDERAL INCOME TAX STATUS
On May 8, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan and related Trust conform to the requirements of Sections 401(a)

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC.
The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2008 and 2007.
NOTE 5 — THE DTE ENERGY MASTER PLAN TRUST
The Master Trust consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the MichCon Investment and Stock Ownership Plan.
The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 28 percent in both December 31, 2008 and 2007, respectively). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Employee and Company Contributions, and distributions and withdrawals paid to Participants.
A summary of the Master Trust assets as of December 31, 2008 and 2007 is as follows:

(Thousands)	2008	2007
Investments, at fair value
DTE Energy Stock Fund	$236,233	$279,031
Common/collective trust	121,604	68,152
Registered investment companies	712,541	1,160,983

Assets held in Master Trust	$1,070,378	$1,508,166

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
The following is a summary of investment loss in the Master Trust for the year ended December 31, 2008:

(Thousands)
Interest, dividend and other income on investments	$39,146
Net depreciation in common/collective trust	(30,449)
Net depreciation in registered investment companies	(375,701)
Net depreciation in DTE Energy Stock Fund	(53,254)

Total investment loss	$(420,258)

The following table presents investments of the Master Trust measured at fair value as of December 31, 2008:

(Thousands)	Level 1	Level 2	Total
DTE Energy Stock Fund	$236,233	$—	$236,233
Registered investment companies	712,541	—	712,541
Common/collective trusts	—	121,604	121,604

Total Investments at fair value	$948,774	$121,604	$1,070,378

NOTE 6 — DTE ENERGY STOCK FUND
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP in a Participant’s account may be paid out in cash to the Participant (at the Participant’s election) within 90 days of the end of the previous Plan year.

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America
Notes To Financial Statements
Significant components of the changes in net assets available for plan benefits in 2008 relating to the DTE Energy Stock Fund are as follows:

(Thousands)
Additions To Net Assets Attributed to:
Dividends and interest	$2,753
Interest on loans to Participants	141
Employer contributions	6,772
Participant contributions	1,586

Total Additions	11,252

Deductions from Net Assets Attributed to:
Net depreciation in fair value of investments in the Master Trust	(13,969)
Distributions and withdrawals	(6,088)
Net transfers from (to) other sponsored plans and other deductions	(7,750)

Total Deductions	(27,807)

Net Decrease	(16,555)
Net Assets Available for Benefits
Beginning of year	93,853

End of year	$77,298

NOTE 7 — RELATED PARTY TRANSACTIONS
Certain Master Trust investments are shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SUPPLEMENTAL SCHEDULE

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA
(Federal Employer Identification Number: 38-0478650; Plan Number: 003)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(Form 5500, Schedule H, Item 4i)
December 31, 2008
(in Thousands)

Description of Investment
	Identity of Issue	(Including Maturity Date
Party- in-	Borrower, Lessor	Rate of Interest, Collateral		Current
Interest	or Similar Party	and Par or Maturity Value)	Cost	Value
*	Plan participants	Loan receivable, interest rates ranged from 4.82 percent to 12 percent during 2008, maturing through 2033	$-0-	$17,986

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DETROIT EDISON COMPANY
SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY
LOCAL 223 OF THE
UTILITY WORKERS UNION OF AMERICA

/s/ Douglas A. Green Douglas A. Green, Chair
June 26, 2009

EXHIBIT INDEX

Number

23	Consent of Independent Registered Public Accounting Firm — George Johnson & Company